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CUSIP No. 020039103                                      Page 1 of 4 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               ALLTEL Corporation
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                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)

                                   020039 10 3
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                                 (CUSIP Number)

         David A. Knight, c/o Stephens Group, Inc., 111 Center Street,
                      Little Rock, AR 72201, (501) 377-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 Not Applicable
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 020039103                                      Page 2 of 4 Pages
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                                  SCHEDULE 13D

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1    Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Stephens Group, Inc.
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2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
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3    SEC Use Only

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4    Source of Funds (See Instructions)
     Not applicable

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5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  [ ]

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6    Citizenship or Place of Organization
     Arkansas

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                        7      Sole Voting Power
                               14,414,937
    NUMBER OF           --------------------------------------------------------
     SHARES             8      Shared Voting Power
  BENEFICIALLY                 -0-
    OWNED BY            --------------------------------------------------------
      EACH              9      Sole Dispositive Power
    REPORTING                  14,414,937
     PERSON             --------------------------------------------------------
      WITH              10     Shared Dispositive Power
                               -0-
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
     14,414,937
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12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                       [x] (1)
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13   Percent of Class Represented by Amount in Row (11)
     4.6
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14   Type of Reporting Person (See Instructions)
     CO
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(1)  Certain executive officers, directors and stockholders and related entities of Reporting Person directly of indirectly exercise voting and/or dispositive power over an additional 1,105,310 shares or approximately
     0.36% of the outstanding common stock of ALLTEL Corporation. Reporting Person disclaims beneficial ownership of such shares (See Item 5).


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CUSIP No. 020039103                                      Page 3 of 4 Pages
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         This Amendment No. 1 amends the Schedule 13D dated May 31, 1990 filed by the Reporting Person. It is being filed to report beneficial ownership of less than five percent of the outstanding ALLTEL Corporation Common Stock, $1.00 par value (the "Common Stock") and the termination of Reporting Person's obligation to report beneficial ownership of the Common Stock under Section 13 of the Securities Exchange Act of 1934, as amended. Amendments to the Schedule 13D are set forth below.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Reporting Person beneficially owns 14,414,937 shares, representing 4.6% of the outstanding Common Stock. Certain executive officers, directors, stockholders and related entities of Reporting Person directly or indirectly exercise voting and/or dispositive power over an additional 1,105,310 shares, representing approximately 0.36% of the outstanding Common Stock. Reporting Person disclaims beneficial ownership of all such shares.

         (e) Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding Common Stock on February 29, 2000.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Warren A. Stephens, President, CEO and Director of Reporting Person, is a Director of ALLTEL Corporation.


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CUSIP No. 020039103                                      Page 4 of 4 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               STEPHENS GROUP, INC.


                                                       10-22-02
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                                                        Date

                                                   /s/ DAVID A. KNIGHT
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                                                        Signature

                                                      Vice President
                                               ---------------------------
                                                        Name/Title